August 26, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561
Attention: David R. Humphrey, Branch Chief

Re:	B+H Ocean Carriers Ltd. Form 20-F For the Fiscal Year Ended December 31, 2008 File No.: 1-09987

Greetings:

We are in receipt of the Commission’s letter of comment, dated August 6, 2009, and, on behalf of B+H Ocean Carriers Ltd. (“BHO” or the “Company”), have the responses set forth below.

Please be advised that the numbers of the following responses correspond to the bulleted paragraphs in the Staff’s letter. The Company plans to file a Form 20-F/A for the fiscal year ended December 31, 2008 incorporating needed changes and other conforming changes.

Form 20-F (Fiscal Year Ended December 31, 2008)

Item 5. Operating and Financial Review and Prospects, page 32

Operating Results: Twelve Months Ended December 31. 2008 versus December 31, 2007

Depreciation and Amortization

1.
Notwithstanding your disclosure under "Critical Accounting Policies - Impairment of Long-Lived Assets," please expand your disclosure to provide a narrative discussion of the vessel impairment charges of $7.4 million recorded at December 31, 2008 and how you determined the appropriateness of this charge and why there was no vessel impairment charges recorded at December 31, 2007. In addition, please consider including your disclosure contained in the last paragraph of Note 2 to the audited financial statements under the subheading "Impairment of long-lived assets" in MD&A.

Response:

We will revise this Item in a Form 20-F/A for the fiscal year ended December 31, 2008 to provide a narrative discussion of (i) the vessel impairment charge of $7.4 million recorded at December 31, 2008, (ii) how we determined the appropriateness of the charge, and (iii) why there was no vessel impairment charge recorded as of December 31, 2007.  A summary of our updated disclosure is provided below:

“As of September 30, 2008, the Company classified the m/v Algonquin as an asset held for sale.   In accordance with SFAS No. 144, a long-lived asset (or disposal group) to be disposed of by sale should be considered “held for sale” when specific criteria for a qualifying plan of sale are met.  The Company determined that all criteria specified in paragraph 30 of SFAS No. 144 were met as of September 30, 2008.

488 Madison Avenue • New York, N.Y. 10022 • Phone (212) 736-1000 • (212) 478-7200
Fax (212) 478-7400 • Email: thefirm@hahnhessen.com

August 26, 2009

In accordance with SFAS No. 144, a long-lived asset classified as “held for sale” is initially measured at the lower of its carrying amount or fair value less cost to sell.  As such, the Company recorded the vessel at its fair value less costs to sell (approximately $17.7 million) as this was the less than its carrying value (approximately $25.1 million).  This resulted in the Company recognizing a $7.4 million impairment charge for the year ended December 31, 2008.   The fair value of the vessel as of December 31, 2008 approximates the agreed upon purchase price.  Delivery of the vessel occurred and proceeds from the sale were received in January 2009, with no further loss recorded.

Based on management’s review of the performance of the vessels in the Company’s fleet and overall market conditions within the shipping industry, management determined that no indicators of impairment were present during fiscal 2007 for any of the Company’s vessels.  As no indicators of impairment were present during 2007 for any vessels within its fleet, the Company determined that a test for recoverability was not required during the year ended December 31, 2007.”

Furthermore, we will revise this Item in a Form 20-F/A for the fiscal year ended December 31, 2008 to add the disclosure contained in the last paragraph of Note 2 to the audited financial statements under the subheading “Impairment of long-lived assets” in the MD&A section of the amended Form 20-F/A.

Liquidity and Capital Resources

2.
In the fourth paragraph under this heading, please revise the disclosure to indicate that your independent registered public accounting firm has issued an opinion that "raises substantial" doubt about your ability to continue as a going concern.

Response:

We will revise this Item to disclose the matters noted above in a Form 20-F/A for the fiscal year ended December 31, 2008 to be filed soon.

3.
Please expand your disclosure to provide a discussion of the terms of your significant credit facilities, including the total amount of the facility and the available amount at the most recent balance sheet date. In addition, include a tabular presentation of contractual obligations pursuant to Item 303(a)(5) of Regulation S-K. Refer to Part 1 of the Form 20-F, Item 5F for guidance. Such table should also provide disclosure of interest obligations on debt either in the table itself or as footnote to the table with an explanation of the interest amount and how any variable rate interest was determined.

Response:
We will revise this Item to disclose the matters noted above in a Form 20-F/A for the fiscal year ended December 31, 2008 to be filed soon.  A summary of our updated disclosure is provided below:

August 26, 2009

“The following is a discussion of the terms of our significant credit facilities, including the total amount of each facility and the available amount as of December 31, 2008:

$27,300,000 term loan facility, dated January 24, 2007

On January 24, 2007, the Company, through a wholly-owned subsidiary, entered into a $27 million term loan facility to refinance the acquisition of M/V SAKONNET, acquired in January 2006 under an unsecured financing agreement.

The loan is payable in four quarterly installments of $816,000 beginning on April 30, 2007 followed by twelve quarterly installments of $989,000 and finally sixteen quarterly installments of $742,000 ending on January 30, 2015.

Interest on the facility is equal to LIBOR plus 0.875%. Expenses associated with the loan of $395,000 were capitalized and will be amortized over the 8 year term of the loan.

The loan facility contains certain restrictive covenants and mandatory prepayment in the event of the total loss or sale of a vessel. It also requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on fixed charters of twelve months or more and 120% if 50% of the vessels are on fixed charters of twelve months or more and 125% at all times otherwise. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2008, the Company was in compliance with these covenants.

$34,000,000 term loan facility, dated December 7, 2007

On September 7, 2007, the Company, through a wholly-owned subsidiary, entered into a $25.5 million term loan facility to finance the conversion of three of its MR product tankers to double hulled vessels. On December 7, 2007, the facility was amended to allow for an additional $8.5 million to finance a fourth MR conversion.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel and a loan to value ratio of 120%. The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on fixed charters of twelve months or more and 120% if 50% of the vessels are on fixed charters of twelve months or more and 125% at all times otherwise. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2008, the Company was in compliance with these covenants.

The loan is repayable in 16 quarterly installments of varying amounts, beginning on March 7, 2007, and a balloon payment on March 7, 2012. Interest on the facility is equal to LIBOR plus 2.0%. Expenses associated with the loan of $586,000 were capitalized and are being amortized over the term of the loan.

August 26, 2009

In order to mitigate a portion of the risk associated with the variable rate interest on this loan, the Company entered into an interest rate swap agreement to hedge the interest on $25.5 million of the loan. Under the terms of the swap, which the Company has designated as a cash flow hedge, interest is converted from variable to a fixed rate of 4.910%.

$26,700,000 term loan facility, dated October 25, 2007

On October 25, 2007 the Company entered into an amended and restated $26,700,000 floating rate loan facility (the “amended loan facility”). The amended loan facility made available an additional $19.6 million for the purpose of acquiring the M/T CAPT. THOMAS J HUDNER and changed the payment terms for the $7.1 million balance of the loan.

On February 26, 2008, the Company, through a wholly-owned subsidiary, sold M/T ACHUSHNET for $7.8 million.  On March 27, 2008, the Company, through a wholly-owned subsidiary, sold M/V SACHUEST for $31.3 million and paid the loan down by $6,700,000.  The loan is payable in thirteen quarterly installments of $812,500, the first on July 30, 2009, and one final payment of $687,500 in October 2012. Interest on the facility is equal to LIBOR plus 1.0%.

Expenses associated with the amended loan facility amounted to approximately $351,000, which are capitalized and are being amortized over the five-year period of the loan.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel and a loan to value ratio of 120%. The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on fixed charters of twelve months or more, 120% if 50% of the vessels are on fixed charters of twelve months or more and 125% at all times otherwise. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio. The ratio was 28.5% versus the required minimum of 30%.  The Company requested and Nordea agreed to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  Confirmation of the final waiver is expected in the near term.  All other financial covenants for this loan are in compliance.

$202,000,000 term loan facility, dated August 29, 2006

On October 18, 2005 the Company, through wholly-owned subsidiaries entered into a $138,100,000 Reducing Revolving Credit Facility Agreement which amended the agreement entered into on February 23, 2005. The amendment made available an additional $43.0 million for the purpose of acquiring M/V ROGER M JONES and  M/T SAGAMORE.

On August 29, 2006 the Company, through wholly-owned subsidiaries entered into a $202,000,000 Reducing Revolving Credit Facility Agreement which amended the agreement entered into on October 18, 2005.

August 26, 2009

The credit facility contains certain restrictive covenants, which were the subject of an amendment under the Addendum to the Facility dated October 10, 2008, and mandatory prepayment in the event of the total loss or sale of a vessel. The facility as amended requires that a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on a fixed charter of twelve months or more, 120% if 50% of the vessels are on a fixed charters of twelve months or more and 125% at all times otherwise.  The Company is also required to maintain liquid assets, as defined in an amount equal to the greater of $15 million and 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio. The ratio was 28.5% versus the required minimum of 30%.  All other financial covenants for this loan are in compliance.

The agreement requires that any modification to the financial covenants requires approval by the majority of lenders or 66.67%.  The Company requested that Nordea, as Agent, seek approval from the lenders to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  The Company has been informed by the Agent that banks representing greater than 66.7% have approved the waiver.  Confirmation of the final waiver is expected in the near term.

The facility is payable in ten quarterly installments of $5,450,000, the first on December 15, 2006, ten quarterly installments of $5,100,000, the first on June 15, 2009 and a balloon payment of $21,500,000 due on December 15, 2011.

Interest on the facility is equal to LIBOR plus 1.0%. Expenses associated with the incremental borrowing on the loan of $670,000 were capitalized and are being amortized over the 5 year term of the loan.

$8,000,000 term loan facility, dated September 5, 2006

On September 5, 2006, the Company, through a wholly-owned subsidiary, entered into an $8 million term loan facility to finance the acquisition of its 50% interest in an entity which is the disponent owner of M/V SEAPOWET.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel. The facility requires a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on a fixed charter of twelve months or more, 120% if 50% of the vessels are on a fixed charters of twelve months or more and 125% at all times otherwise.  The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio. The ratio was 28.5% versus the required minimum of 30%.   The Company requested and Nordea agreed to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  Confirmation of the final waiver is expected in the near term.  All other financial covenants for this loan are in compliance.

August 26, 2009

The loan is repayable in sixteen quarterly installments of $500,000, beginning on December 7, 2006. Interest on the facility is equal to LIBOR plus 1.75%. Expenses associated with the loan of $221,000 were capitalized and are being amortized over the 4 year term of the loan.

$30,000,000 term loan facility, dated May 13, 2008

On May 13, 2008, the Company, through a wholly-owned subsidiary, entered into a $30 million term loan facility to finance the previously completed conversion of M/V SACHEM to a bulk carrier and to refinance a previous loan dated October 12, 2006. The loan was secured by the vessel, by an assignment of a time charter and by an assignment of certain put option contracts entered into by the Company to mitigate the risk associated with the possibility of falling time charter rates.

In October 2008 there was a repudiatory breach by the time charterer of M/V SACHEM and the Company withdrew the vessel from the time charterer’s service.  As a result of this breach and its effect on the security provided to the mortgagee bank by the time charter, the bank reserved its rights under the finance documents. On October 28, 2008, the Company agreed to prepay $12.5 million of the loan and in consideration the bank agreed to waive its rights under the finance documents arising in relation to this event of default and to release the assignment of certain put options.

The facility contains certain financial covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of the vessel.  The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and positive working capital.  In addition, the Company is required to maintain liquid assets, as defined, in an amount equal to the greater of $15 million or 6% of its long term debt.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio. The ratio was 28.5% versus the required minimum of 30%.  The Company requested and DVB Group Merchant Bank agreed to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  Confirmation of the final waiver is expected in the near term.  All other financial covenants for this loan are in compliance.

The loan is repayable in 13 quarterly installments of $750,000, beginning on February 17, 2009 and a balloon payment of $2,750,000 due on May 16, 2012. Interest on the facility is currently equal to LIBOR plus 1.25%. At such time as the vessel is fixed on a minimum two year charter at a sufficient rate (determined by the Administrative Agent), the applicable margin is reduced to 1.0% for the remainder of the term of such employment. Expenses associated with the loan of $200,000 were capitalized and will be amortized over the 4 year term of the loan.”

In accordance with your request, we will provide a tabular presentation of contractual obligations.  The presentation also discloses the interest obligations on debt with an explanation of the interest amount and how any variable rate interest was determined.  A summary of our updated disclosure is provided below:

“At December 31, 2008, the Company’s contractual obligations consist of the Sakonnet Shipping Ltd., the Boss Tankers Ltd., the Cliaship Holdings Corp., the OBO Holdings, Ltd., the Seapowet Trading Ltd. and the Sachem Shipping Ltd. floating rate facilities.  No amounts remain available under any of the term loan facilities as of December 31, 2008 and 2007.  A summary of term loan facilities is provided below:

August 26, 2009

	December 31, 2008	December 31, 2007
SAKONNET (term loan facility 1/24/07)	$20,766,230	$24,552,197
MR Product Tankers (term loan facility dated 12/7/07)	25,575,000	34,000,000
CLIASHIP (term loan facility dated 10/25/07)	20,000,000	26,700,000
OBO (term loan facility dated 8/29/06)	77,950,000	99,750,000
SEAPOWET (term loan facility 9/5/06)	3,500,000	5,500,000
SACHEM (term loan facility 5/13/08)	12,500,000	9,800,000
Total	160,291,230	200,302,197
Less: Current portion	(160,291,230)	(36,807,601)

Long-term portion	$-	$163,494,596

The mortgage interest rates are stated as a margin (which varies from 1% to 4%) over LIBOR. The aggregate contractual maturities, including an estimate of the interest payable are as follows:

Contractual obligations	Total	Less than 1 year	Interest	1-3 year	Interest	3-5 years	Interest	More than 5 years

Long-Term Debt Obligations	$191,066,408	$49,031,044	$5,844,269	$104,586,722	$8,336,365	$22,173,464	$1,094,544	$-

Capital Lease Obligations	-	-		-		-		-

Operating Lease Obligations	-	-		-		-		-

Purchase Obligations	-	-		-		-		-

Other Long-Term Liabilities	-	-		-		-		-

Total	$191,066,408	$49,031,044	$5,844,269	$104,586,722	$8,336,365	$22,173,464	$1,094,544	$-

Interest is calculated using the 3 month LIBOR rate in effect at first quarter of 2009 and the balance outstanding for the period. The Company does not expect changes in the rate to have a material impact on the Company’s financial statements due to the mitigation of some of such risk resulting from interest rate swaps.

Item 15. Controls and Procedures. Page 53

4.
It appears you inadvertently excluded paragraph(s) discussion on your 'disclosure controls and procedures' and the assessment by your Chief Executive Officer and Chief Financial Officer as to whether they concluded your disclosure controls and procedures were effective or ineffective. Reference is made to Item 15T(a) of the Form 20-F, Item 307 of Regulation S-K, and to the Item 4(a) and (c) disclosures in your Certifications provided pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Please revise. We may have further comment after review of your response.

Response:

We will revise this Item to disclose the matters noted above in a Form 20-F/A for the fiscal year ended December 31, 2008 to be filed soon.  A summary of our updated disclosure is provided below:

August 26, 2009

“A.  Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2008. The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective as of December 31, 2008.

B.  The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment under those criteria, management of the Company believes that, as of December 31, 2008, the Company’s internal control over financial reporting is effective.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in the annual report.

C. Subsequent to the date of management’s evaluation, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.”

Item 19. Exhibits. page 56

5.
Please expand the index listing of your exhibits to disclose each of the Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 Certifications, of your Chief Executive Officer and Chief Financial Officer, as Exhibit Nos. 12 and 13, accordingly. Reference is made to the fourth paragraph under “Instructions as to Exhibits” of the Form 20-F where the Exhibits are to be specifically numbered.

August 26, 2009

Response:

We will revise this Item to disclose the matters noted above in a Form 20-F/A for the fiscal year ended December 31, 2008 to be filed soon. Please see our response to Item 6 listed below.

6.
In addition, for each of the Exhibits currently listed, disclose whether such exhibit has been filed herewith or incorporated by reference. See the introductory paragraphs under “Instructions as to Exhibits” of the Form 20-F. We note your Exhibit Index excludes this information and, further it appears that none of the listed exhibits have been filed with or included in the December 31, 2008 Annual Report on Form 20-F. Please tell us the reason(s) for the omission of filing these documents as exhibits, and revise accordingly. We may have further comment after review of your response.

Response:

We will revise this Item to disclose the matters noted above in a Form 20-F/A for the fiscal year ended December 31, 2008 to be filed soon.   A summary of our updated disclosure is provided below:

“(a) Exhibits, Exhibit Number, Description

  1.1 Form of Amended and Restated Articles of Incorporation of the Company1

  1.2 Form of Amended and Restated By-Laws of the Company2

4.1 Management Services Agreement dated June 27, 1988 between the Company and B+H Ocean Management.3

4.1(a) Amendment No. 1 to Management Services Agreement dated June 27, 1988 between the Company and B+H Ocean Management, dated October 10, 19954

4.1(b) Amendment No. 2 to Management Services Agreement dated June 27, 1988 between the Company and B+H Ocean Management, dated June 1, 20095

1 Filed as Exhibit 3.1 to the Company’s Registration Statement on Form S-1, Registration No. 33-22811 (the “Registration Statement”).  The Amendment adopted October 11, 1995 to the Articles of Incorporation was filed as Exhibit 1.1(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995.  The Amendment adopted October 21, 1998 to the Articles of Incorporation, was filed as Exhibit 1.2(ii) to the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 1998.
2 Filed as Exhibit 3.2 to the Registration Statement. The Amendment adopted October 11, 1995 to the By-Laws was filed as Exhibit 1.2(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995. The Amendment adopted October 21, 1998 to the By-Laws was filed as Exhibit 1.2(iii) to the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 1998.
3 Filed as Exhibit 10.1 to the Registration Statement.
4 Filed herewith.

August 26, 2009

4.2 Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,0006

4.3 Addendum No. 1 to Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,000, dated October 10, 20087

4.4 Loan Agreement dated September 5, 2006 by and between Seapowet Trading Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $8,000,0008

4.5 Loan Agreement dated September 7, 2007 by and between Boss Tankers, Ltd., Bank of Scotland and certain other financial institutions listed therein relating to a term loan facility of $25,500,0009

4.6 Amendment to Loan Agreement dated September 7, 2007 by and between Boss Tankers, Ltd., Bank of Scotland and certain other financial institutions listed therein relating to a term loan facility of $25,500,000, dated December 7, 200710

4.7 Loan Agreement dated October 25, 2007 by and between Cliaship Holdings Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $26,700,00011

4.8 Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,00012

4.9 Side letter relating to the Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,00013

4.10 Loan Agreement dated May 13, 2008 by and between Sachem Shipping Ltd., DVB Bank AG, DVB Group Merchant Bank (Asia) Ltd. and certain other financial institutions listed therein relating to a loan facility of $30,000,00014

5 Filed herewith.
6 Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on May 24, 2006.
7 Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.
8 Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on May 24, 2006.
9 Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on May 3, 2007.
10 Filed herewith.
11 Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on May 3, 2007.
12 Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on May 3, 2007.
13 Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.
14 Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.

August 26, 2009

4.11. Side Letter relating to the Loan Agreement dated May 13, 2008 by and between Sachem Shipping Ltd., DVB Bank AG, DVB Group Merchant Bank (Asia) Ltd. and certain other financial institutions listed therein relating to a loan facility of $30,000,000, dated October 28, 200815

4.12 Letter of Credit Facility Agreement dated July 31, 2008 by and between Straits Offshore Ltd. and HSH Nordbank AG, New York Branch in the amount of $23,205,00016

4.13 Agreement dated September 1, 2008 between Straits Offshore and B+H Equimar Singapore17

8.1 Subsidiaries of the Company18

12.1 Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer19

12.2 Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer20

13.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 200221

13.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 200222”

Financial Statements

Statements of Income

7.
It appears your equity method investment in Nordan OBO 2, Inc. may be significant for providing financial statements and information pursuant to Rules 3-09 and 4-08(g) of Regulation S-X. In this regard, we note you hold a 50% joint venture interest in this entity and that your share of the income from this investment approximates 25% and 39% in the years ended December 31, 2008 and 2007, respectively. Please tell us the consideration given to providing annual financial statements for Nordan OBO 2, Inc. pursuant to Rule 3-09 of Regulation S-X, and also to providing summarized financial data pursuant to Rule 4-08(g) of Regulation S-X.

Response:

“The Company has considered Rule 3-09 and Rule 4-08(g) of Regulation S-X as well as the “significant subsidiary” definition as provided in Rule 1-02(w) of Regulation S-X as it relates to the Company’s 50% joint venture interest in Nordan OBO 2, Inc.  We have provided a summary of our considerations and conclusions reached for each respective fiscal year:

15 Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.
16 Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.
17 Filed herewith.
18 Filed herewith.
19 Filed herewith.
20 Filed herewith.
21 Filed herewith.
22 Filed herewith.

August 26, 2009

Rule 3-09 of Regulation S-X requires that Form 20-F contain separate financial statements, prepared in accordance with Regulation S-X (including financial schedules), for equity investees accounted for by the equity method when such entities are individually significant.  Equity investees are considered to be individually significant if they meet either the investment test or the income test at the 20% level.

Rule 4-08(g) of Regulation S-X requires consolidated financial statements in annual shareholders’ reports and Form 20-F to include disclosure in the notes to the financial statements of summarized financial information about investees if, individually or in the aggregate, they exceed 10% significance under any one of the significant subsidiary tests.

12/31/2007

Investment Test
The Company’s investment in Nordan OBO 2, Inc. (“Nordan”) compared to consolidated total assets as of December 31, 2007 approximates 2%.

Income Test
The Company’s consolidated income from continuing operations before income taxes for the year ended December 31, 2007 was at least 10% less than the average of the last five fiscal years (excluding any loss years).  As a result, and pursuant to Rule 1-02(w), the Company substituted the average as the denominator in the income test, resulting in the equity income approximating 9% of the Company’s net income.

Asset Test

The Company's proportionate share of Nordan's total assets compared to the Company's consolidated assets is approximately 3% for the year ended December 31, 2007.

After considering the provisions of Rule 1-02(w), the Company determined that its equity investment is not significant and the disclosure requirements of Rule 3-09 and Rule 4-08(g) are not required for the year ended December 31, 2007.

12/31/2008

Investment Test
The Company’s investment in Nordan compared to consolidated total assets as of December 31, 2008 approximates 4%.  As such, neither annual financial statements pursuant to Rule 3-09 nor summarized financial data pursuant to Rule 4-08(g) are required under this test.

Income Test
The Company’s share of the income from its investment in Nordan approximates 25% for the year ended December 31, 2008.

August 26, 2009

Asset Test
The Company's proportionate share of Nordan's total assets compared to the Company's consolidated assets is approximately 4% for the year ended December 31, 2008.

With respect to the inclusion of the audited financial statements of Nordan in accordance with Rule 3-09, we are requesting relief from the Commission (as described in Division of Corporation Finance, Financial Reporting Manual Section 2430) for the following reasons:  At the time of our initial investment in Nordan (the Company made its initial investment and gained significant influence in Nordan in 2006), Nordan’s principal asset (an ocean carrier) was accounted for as a capital lease.  This had been determined by Nordan in 2001 as the lease transfers ownership of the vessel to Nordan at the end of the lease.  In connection with the 2006 audit of Nordan, the Company and Nordan were not able to locate documentation to support the initial value of this in-place capital lease without undue cost and effort.  As a result, the auditors of Nordan could not obtain sufficient evidential matter to conclude on the value of the asset recorded in the Nordan financial statements to enable them to render an audit opinion on the stand-alone financial statements of Nordan.  Consequently, audited financial statements of Nordan are not available for 2006, or periods subsequent to our investment, including 2008.  The Company’s internal controls include a review of the unaudited financial statements of Nordan to identify any unusual matters and to ensure that they are materially accurate for purposes of recording equity income in the financial statements of the Company.  The internal control processes of the Company also include inspecting source documents supporting the operating results and balance sheet accounts of Nordan to provide assurance that the effects of recording the Company’s share of the equity income is materially accurate.  Further, we perform procedures to assess the effects on depreciation and interest cost recorded in the financial statements of Nordan associated with its capital lease for potential differences in the value of the capital lease, if any, from the amount recorded.  Given the immateriality of the balance of the capital lease to B+H (see summarized information related to Nordan below), and estimates of reasonable differences in the value of the capital lease, management has concluded that the effects of potential differences in value of the capital lease on the financial statements of Nordan, if any, are immaterial to the financial statements of the Company.

Further, the $3.9 million of equity income during 2008 includes $2.5 million which represents the Company’s 50% share of income earned from a deposit forfeited when the buyer under contract failed to take delivery of Nordan’s sole vessel, as described in greater detail below.

During 2008, Nordan entered into a Memorandum of Agreement with a third party to sell the m/v Seapowet.  The m/v Seapowet is the primary asset of Nordan.  The agreement required a non-refundable deposit to be placed in escrow until delivery of the vessel to the buyer, upon which date the deposit was payable to Nordan, in addition to the balance of the selling price.  Subsequently in 2008, the buyers notified Nordan that they would not take delivery of the vessel and would forfeit the 10% deposit.  As a result, Nordan was entitled to the $5 million deposit and recognized this as a gain during the year ended December 31, 2008.

Excluding the gain attributable to the forfeited deposit, the investment income from Nordan would be approximately 11% of the net income of the Company. Disclosure of the forfeited deposit was previously included within “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” of Form 20-F.

The Company believes the circumstances surrounding the deposit forfeiture is unusual and not indicative of the normal operating results of Nordan.  As outlined in the tests shown above, Nordan has always been an immaterial component of the Company’s operations and is expected to continue to be immaterial in the future.

August 26, 2009

In order to provide financial information that would be useful to readers of the financial statements (and as required by Rule 4-08(g), we will provide the following information in a new footnote to our financial statements upon filing our amended 20-F:

Investment in Nordan

In March 2006, the Company paid $13.0 million for a 50% ownership interest in Nordan OBO 2, Inc. (Nordan).  Nordan has as its primary asset a bareboat charter on a 1992 combination carrier whose value was approximately $30.4 million as of March 2006.  As of March 2006, the underlying equity of Nordan totaled approximately $17.1 million.  The Company has concluded that the equity method of accounting is the most appropriate method under which to account for its investment, as the Company does not have control of Nordan and can exert significant influence.  The Company has determined that the difference between its cost and its share of the fair value of Nordan’s net identifiable assets ($4.4 million) should be allocated to Nordan’s vessel and depreciated over the vessel’s remaining useful life (as this is the primary asset of Nordan).  During the years ended December 31, 2008 and 2007, approximately $275,000 of additional depreciation expense related to the difference between the Company’s cost of its investment in Nordan and the amount of underlying equity in net assets of Nordan has been included within Income from Investment in Nordan OBO 2 Inc. in the accompanying Consolidated Statements of Income.

	December 31, 2008	December 31, 2007	December 31, 2006

CURRENT ASSETS:	$8,492,543	$2,021,081	$$1,502,903

Property, plant, equipment and other assets	17,519,801	19,249,386	19,253,640

CURRENT LIABILITIES:	1,261,091	1,786,132	789,176

Long term capital lease obligation	7,950,470	7,973,384	7,964,399
Voyage, time and bareboat charter revenues	8,809,292	7,467,510	7,763,878

Income from vessel operations	3,613,805	2,728,148	3,462,584

Net income	8,289,832	2,257,983	3,081,640

Net income during 2008 includes $5.0 million related to a forfeited deposit by a potential buyer of Nordan's vessel.

August 26, 2009

Given the inability to obtain audited financial statements of Nordan, the relative insignificance of the operating results of Nordan to those of the Company, excluding the effects of the 2008 gain recognized by Nordan, the relative insignificance of the assets of Nordan to the Company, and the disclosures proposed by management, the Company respectfully requests relief from the strict requirement to provided audited financial statements of Nordan pursuant to S-X 3-09.”

Note 1. Organization

8.
You state, on page 17, that the company has no significant assets other than the equity interests in its subsidiaries. It appears that Schedule I may be required as prescribed by Rule 12-04 of Regulation S-X. Consideration should be given to the disclosure requirements of Rule 4-08(e)(3) of Regulation S-X as well. Please revise or advise.

Response:

There are no third party restrictions on any of the subsidiaries’ ability to transfer net assets to the Company, and the Company has no unwaived covenant defaults under any of its loan agreements; accordingly, Schedule I for the year ended December 31, 2008 as prescribed by Rule 12-04 is not required.

Note 2. Summary of Significant Accounting Policies

Marketable Securities

9.
We note you classify your marketable equity securities as trading securities, and that you classify the cash flows from purchases, sales, and maturity as investing cash flows in the statements of cash flows, Expand the disclosure to describe how you determine that the purpose of acquiring the trading securities is for investing cash flows. See paragraph 18 of SFAS No. 115.

August 26, 2009

Response:

Paragraph 18 of SFAS No. 115 states that cash flows from purchases, sales, and maturities of trading securities shall be classified based on the nature and purpose for which the securities were acquired.  The Company’s securities are bought and held principally for the purpose of selling in the near team (and are thus generally held for only a short period of time).  Furthermore, the trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.  As such, management has determined that the classification of cash flows from purchases, sales and maturities of trading securities as investing cash flows is consistent with paragraph 15 of SFAS No. 95 which states that  “investing activities include … acquiring and disposing of debt or equity instruments”.  Furthermore, management has determined that the Company’s trading activities are not consistent with the provisions of paragraphs 18-20 of SFAS No. 95, nor paragraphs 21-24 of SFAS No. 95; as such, classification of the cash flows from purchases, sales and maturities of trading securities as financing activities and operating activities, respectively, is not appropriate.

We will revise this Item to disclose the matters noted above in a Form 20-F/A for the fiscal year ended December 31, 2008 to be filed soon.  A summary of our updated disclosure is provided below:

“The Company’s securities are bought and held principally for the purpose of selling in the near team (and are thus generally held for only a short period of time).  Furthermore, the trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.  As such, the Company has determined that the classification of cash flows from purchases, sales and maturities of trading securities as investing cash flows is consistent with SFAS No. 95.”

Note 4. Acquisitions and Other Significant Transactions

Vessel acquisitions and related amendments of loan facility

10.
As your vessels are your most significant asset and to enhance the narrative disclosure, please expand this footnote or provide a separate footnote that includes a detailed tabular presentation of the cost, additions for the year, accumulated depreciation, disposals, and asset impairment charges, of each of your owned vessels and those held for sale, at each balance sheet date. In addition, for each of the separately listed vessels to be shown in the table: consider including a brief designation as to whether such vessel is encumbered by a mortgage and provide a cross-reference to Note 7 or Note 8 for the applicable mortgage loan.

Response:

“On February 26, 2008, the Company, through a wholly-owned subsidiary, sold the M/T ACUSHNET.  The book value of the vessel of approximately $4.6 million was classified as held for sale at December 31, 2007.

On March 27, 2008, the Company, through a wholly-owned subsidiary, sold the OBO SACHUEST.  The book value of the vessel of approximately $20.4 million was classified as held for sale at December 31, 2007.  The Company made a prepayment of $ 6.7 million after the vessel was sold.

On January 15, 2009, the Company, through a wholly-owned subsidiary, sold the M/V ALGONQUIN for $18.0 million. No gain or loss was recorded as the carrying value was written down to estimated fair value during 2008, resulting in an impairment charge of $7.4 million during 2008 and $ 17.7 million was classified as held for sale at December 31, 2008.

August 26, 2009

The following four MR product tankers are encumbered by the $ 34,000,000 term loan facility, dated December 7, 2007.  The loan balance was $ 25,575,000 at December 31, 2008. See Note 7.
M/T AGAWAM
M/T ANAWAN
M/T AQUIDNECK
M/T PEQUOD

The following vessels are encumbered by the $202,000,000 term loan facility, dated August 29, 2006.  The loan balance was $77,950,000 at December 31, 2008.  See Note 7.
OBO BONNIE SMITHWICK
OBO RIP HUDNER
OBO SEAROSE G
OBO ROGER M JONES
M/T SAGAMORE

The following vessels are encumbered by the $26,700,000 loan facility, dated October 25, 2007.  The loan balance was $20,000,000 at December 31, 2008.  See Note 7.
OBO SACHUEST ( Sold in March 27, 2008)
M/T ACUSHNET ( Sold in February 26, 2008)
M/V CAPT THOMAS J HUDNER
M/T ALGONQUIN

OBO SAKONNET is encumbered by the $27,300,000 term loan facility, dated January 24, 2007.  The loan balance was $ 20,766,230 at December 31, 2008. See Note 7

M/V SACHEM is encumbered by the $30,000,000 term loan facility, dated May 13, 2008.  The loan balance was $ 12,500,000.  See Note 7.

Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

August 26, 2009

Fixed Asset Record with Straight Line Depreciation

	12/31/2006		2007
										Accumulated
			Additions				Total vessel at	Accumulated		Depreciation
	Cost	Accumulated	Vessel/Conversion	Disposals	Deletions	Additions	Cost	Depreciation	Vessel Held	Vessel Held
Vessels	Vessels	Depreciation	/Equipment	Equipment	Depreciation	depreciation	12/31/2007	12/31/2007	for Sale	for Sale

Acushnet	$10,703,003	$(5,696,005)	$92,691	$-	$-	$(515,377)	$10,795,694	$(6,211,382)	$10,795,694	$(6,211,382)
Agawam	10,786,071	(5,049,102)	5,328,070	-	-	(1,605,717)	$16,114,141	$(6,654,819)
Algonquin	8,743,751	(3,697,895)	11,327,010	-	-	(439,948)	$20,070,761	$(4,137,843)
Anawan	15,759,925	(5,307,483)	105,454	-	-	(1,814,836)	$15,865,379	$(7,122,319)
Aquidneck	9,070,861	(3,839,823)	6,595,047	-	-	(1,996,262)	$15,665,908	$(5,836,085)
Bonnie Smithwick	35,804,454	(3,273,121)	-	-	-	(1,801,944)	$35,804,454	$(5,075,065)
Pequod	14,623,412	(7,987,306)	8,357,208	-	-	(1,435,300)	$22,980,620	$(9,422,606)
Rip Hudner	37,216,779	(3,273,724)	-	-	-	(1,780,788)	$37,216,779	$(5,054,512)
Roger Jones	33,250,000	(2,364,825)	230,495	-	-	(1,777,188)	$33,480,495	$(4,142,013)
Sachuest	24,356,655	(3,617,483)	190,914	-	-	(530,306)	$24,547,569	$(4,147,789)	24,547,569	(4,147,789)
Sagamore	26,236,808	(1,802,326)	-	-	-	(1,743,829)	$26,236,808	$(3,546,155)
Sakonnet	36,400,000	(1,519,649)	-	-	-	(1,943,236)	$36,400,000	$(3,462,885)
Sachem	12,590,047	(437,059)	14,572,340	-	-	(1,075,048)	$27,162,387	$(1,512,107)
Searose G	37,200,000	(3,205,420)	-	-	-	(1,780,788)	$37,200,000	$(4,986,208)
TJ Hudner			19,906,239	-	-	(694,515)	$19,906,239	$(694,515)
Other	260,936	(241,247)	(13,310)	-	-	-	$247,626	$(241,247)
Total	313,002,702	(51,312,468)	66,692,158	-	-	(20,935,082)	379,694,860	(72,247,550)

Vessel held for sale							(35,343,263)	10,359,171

Total after reclass	313,002,702	(51,312,468)					344,351,597	(61,888,379)
Net book value of owned vessels		$261,690,234					$282,463,218

	12/31/2007		2008
											Accumulated
			Additions				Additions	Total vessel at	Accumulated		Depreciation
	Cost	Accumulated	Vessel/Conversion	Disposals	Deletions	Additions	Impairment	Cost	Depreciation	Vessel Held	for Vessel
Vessels	Vessels	Depreciation	/Equipment	Equipments	Depreciation	Depreciation	Charge	12/31/2008	12/31/2008	for Sale	Held for Sale

Agawam	$16,114,141	$(6,654,819)	$21,754	$(1,358,187)	$1,358,187	$(1,717,011)		$14,777,708	(7,013,643)
Algonquin	20,070,761	(4,137,843)	9,488,366	(31,532)	31,532	(321,609)	(7,364,675)	$29,527,595	(11,792,595)	(29,527,595)	11,792,595
Anawan	15,865,379	(7,122,319)	15,000	(1,589,650)	1,589,650	(1,825,568)		$14,290,729	(7,358,237)
Aquidneck	15,665,908	(5,836,085)	4,059	(1,046,026)	1,046,026	(2,144,083)		$14,623,941	(6,934,142)
Bonnie Smithwick	35,804,454	(5,075,065)	526,972			(1,801,944)		$36,331,426	(6,877,009)
Pequod	22,980,620	(9,422,606)	-	(823,889)	953,970	(2,808,924)		$22,156,731	(11,277,560)
Rip Hudner	37,216,779	(5,054,512)	1,568,665			(1,780,788)		$38,785,444	(6,835,300)
Roger Jones	33,480,495	(4,142,013)	1,464,031			(2,045,488)		$34,944,526	(6,187,501)
Sagamore	26,236,808	(3,546,155)	-			(1,743,945)		$26,236,808	(5,290,100)
Sakonnet	36,400,000	(3,462,885)	2,993,949			(2,217,679)		$39,393,949	(5,680,564)
Sachem	27,162,387	(1,512,107)	8,652,266			(2,596,375)		$35,814,653	(4,108,482)
Searose G	37,200,000	(4,986,208)	367,665			(1,780,788)		$37,567,665	(6,766,996)
TJ Hudner	19,906,239	(694,515)	17,101,385			(1,362,892)		$37,007,624	(2,057,407)
Other	247,626	(241,247)	(176,423)	(31,533)	31,531	-		$39,670	(209,716)
Accommodation
Barge			6,829,373	-		-		$6,829,373	-
Total	$344,351,597	$(61,888,379)	$48,857,062	$(4,880,817)	$5,010,896	$(24,147,094)	$(7,364,675)	$388,327,842	$(88,389,252)

Vessel held for sale	-	-						(29,527,595)	11,792,595

	344,351,597	(61,888,379)						358,800,247	(76,596,657)
Net book value of owned vessels		$282,463,218						$282,203,590

Note 6. Related Party Transactions

11.	In your written response, please reconcile the income statement line item captioned “Management fees to related party” to the numerical information included in this footnote for each period presented.

August 26, 2009

Response:

Currently, the Company pays BHM a monthly rate of $6,743 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. During the years ended December 31, 2008, 2007 and 2006, the Company paid BHM fees of approximately $1,200,000, $1,126,000 and $970,000, respectively for these services. The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.  General administrative and activity services are included in Management fees to related party on the Consolidated Statements of Income.  A summary of the Company’s reconciliation by year is provided below:

Year ended December 31, 2008
During 2008, the Company paid BMH a monthly rate of $6,743 per vessel.  During 2008, the Company had thirteen vessels in service for a full twelve months, one vessel in service for six months, and one vessel in service for five months.  Additionally, the Company paid fees totaling $73,500 to BHM for general, administrative and accounting services related to the Company’s new accommodation barge (SAFECOM1).

# vessels	# months	rate	total
13	12	$6,743	$1,051,908
1	6	6,743	40,458
1	5	6,743	33,715
			1,126,081
Fees for SAFECOM1			73,500
			$1,199,581

Year ended December 31, 2007
During 2007, the Company paid BHM a monthly rate of $6,476 per vessel.  During 2007, the Company had twelve vessels in service for a full twelve months, one vessel in service for eleven months, one vessel in service for ten months and one vessel in service for nine months.  Additionally, the Company incurred compensation expense of approximately $1.1 million during 2007 related to the issuance of shares of the Company’s common stock to BHM.  This compensation expense was included within management fees to related party.

# vessels	# months	rate	total
12	12	$6,476	$932,544
1	11	6,476	71,236
1	10	6,476	64,760
1	9	6,476	58,284
			1,126,824
Compensation expense			1,125,784
			$2,252,608

Year ended December 31, 2006
During 2006, the Company paid BHM a monthly rate of $6,251 per vessel.  During 2006, the Company had twelve vessels in service for a full twelve months, one vessel in service for seven months, and one vessel in service for three months.  Additionally, the Company incurred compensation expense of approximately $261,000 related to the issuance of shares of the Company’s common stock to BHM.  This compensation expense was included within management fees to related party.

August 26, 2009

# vessels	# months	rate	total
12	12	$6,251	$900,144
1	7	6,251	43,757
1	3	6,251	18,753
			962,654
Compensation expense			260,842
			1,223,496

Note 7. Mortgage Payable

12.
To enhance the narrative disclosures, please provide a tabular presentation at the beginning of the note that discloses the amount outstanding under each of the various loan facilities as of each balance sheet date. The table totals should reconcile with the portion of current and long-term debt disclosed on the face of the audited balance sheet.

Response:

In accordance with your request, we will provide a tabular presentation at the beginning of Note 7 – Mortgage Payable in a Form 20-F/A for the fiscal year ended December 31, 2008 to be filed soon.  The presentation discloses the amount outstanding under each of the various loan facilities as of each balance sheet date.  A summary of our updated disclosure is provided below:

	December 31, 2008	December 31, 2007
SAKONNET (term loan facility 1/24/07)	$20,766,230	$24,552,197
MR Product Tankers (term loan facility dated 12/7/07)	25,575,000	34,000,000
CLIASHIP (term loan facility dated 10/25/07)	20,000,000	26,700,000
OBO (term loan facility dated 8/29/06)	77,950,000	99,750,000
SEAPOWET (term loan facility 9/5/06)	3,500,000	5,500,000
SACHEM (term loan facility 5/13/08)	12,500,000	9,800,000
Total	160,291,230	200,302,197
Less: Current portion	(160,291,230)	(36,807,601)

Long-term portion	$-	$163,494,596

August 26, 2009

Note 8. Bonds Payable

13.	Please expand the discussion to disclose that you have reclassified the outstanding balance as a currently liability at December 31, 2008, and disclose the reason(s) thereof.

Response:

We will revise this Item to expand the Company’s disclosure as it relates to the reclassification of amounts outstanding under the bond obligation as of December 31, 2008 in a Form 20-F/A for the fiscal year ended December 31, 2008 to be filed soon.  A summary of our updated disclosure is provided below:

“The bond facility contains certain restrictive covenants which restrict the payment of dividends. The facility requires a minimum value adjusted equity ratio (as defined) of 25%. At December 31, 2008, the Company was in compliance with these covenants and is likely to remain in compliance throughout 2009.  However, the bond agreement contains a cross default provision that essentially enables the lender to call the bonds if the Company defaults on a separate loan facility.  The Company reclassified its long term debt because of a determination prospectively that certain covenants in certain long term agreements may be breached during 2009. As such, the Company has recorded the entire balance of the bonds as current as of December 31, 2008.”

Note 9. Commitments and Contingencies

14.
Disclose here or under your debt footnote(s) whether or not you have any mortgage or loan or rental commitments for leased or owned facilities. If so, also disclose the amounts involved and the repayment terms of any mortgages or loans, and/or the length of any rental leases.

Response:

We will revise this Item to disclose the matters noted above in a Form 20-F/A for the fiscal year ended December 31, 2008 to be filed soon.  A summary of our updated disclosure is provided below:

“The Company does not currently have any mortgage or loan or rental commitments for leased or owned facilities.”

*****************************

August 26, 2009

I enclose a statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filing; and
•	The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 478-7250 if you have any comments regarding the foregoing or need additional information.  We would appreciate receiving any further comments at your earliest convenience.

Very truly yours,

/s/ James Kardon

James Kardon

Enclosures
cc:           R. Anthony Dalzell, Chief Financial Officer

ACKNOWLEDGEMENT OF COMPANY

In connection with the accompanying response letter to the Commission’s letter of comment to B+H Ocean Carriers Ltd.’s Form 20-F for Fiscal Year ended December 31, 2008 (the “Filing”), dated August 6, 2009 (the “Response Letter”), the undersigned, R. Anthony Dalzell, Chief Financial Officer of B+H Ocean Carriers Ltd. (the “Company”), hereby acknowledges on behalf of the Company that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

(2)	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

(3)	The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:
August 26, 2009	/s/ R. Anthony Dalzell
Name: R. Anthony Dalzell
Title: Chief Financial Officer